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October 12, 2012	Writer's Direct Contact 858.720.5141 SStanton@mofo.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson

Accounting Branch Chief

Re:	Great American Group, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 30, 2012
File No. 000-54010

Dear Ms. Thompson:

We are counsel to Great American Group, Inc. and write on its behalf. This letter confirms the conversation I had yesterday with Lisa Sellars. Great American Group, Inc. is diligently working on its response to the letter of comment from the staff of the Securities and Exchange Commission dated September 27, 2012, and expects to file such response no later than October 26, 2012.

Please contact me at (858) 720-5141 if you have any questions. Thank you.

Sincerely,

/s/ Scott M. Stanton

Scott M. Stanton

cc:	Paul Erickson, Great American Group, Inc.